Exhibit 99.2

CAPITALIZATION & INDEBTEDNESS

THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE WITH IFRS AS ISSUED BY THE IASB

June 30, 2022
(in € m.)
Debt (1), (2):
Long-term debt	143,924
Trust preferred securities	521
Long-term debt at fair value through profit or loss	4,640
Total debt	149,085

Shareholders' equity:
Common shares (no par value)	5,291
Additional paid-in capital	40,367
Retained earnings	15,239
Common shares in treasury, at cost	(396)
Equity classified as obligation to purchase common shares	0
Accumulated other comprehensive income, net of tax
Unrealized net gains (losses) on financial assets at fair value through other comprehensive income, net of tax and other	(791)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(277)
Unrealized net gains (losses) on assets classified as held for sale, net of tax	0
Unrealized net gains (losses) attributable to change in own credit risk of financial liabilities designated at fair value through profit and loss, net of tax	34
Foreign currency translation, net of tax	1,023
Unrealized net gains from equity method investments	11
Total shareholders' equity	60,502
Equity component of financial instruments	7,328
Noncontrolling interest	1,769
Total equity	69,599
Total capitalization	218,684

[1]	€ 734 million (0.5%) of our debt was guaranteed by the German government as of June 30, 2022. related to legacy positions assumed in the context of the Postbank takeover.
[2]	€ 69,252 million (46%) of our debt was secured as of June 30, 2022.

Due to rounding, numbers may not add up precisely to the totals provided.

2